Exhibit 99.1

AMERICAN TRANSMISSION COMPANY LLC

Financial Statements for the Years Ended December 31, 2010, 2009 and 2008

and Report of Independent Registered Public Accounting Firm

American Transmission Company LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of ATC Management Inc.,

Corporate Manager of American Transmission Company LLC:

We have audited the accompanying balance sheets of American Transmission Company LLC (the “Company”) as of December 31, 2010 and 2009, and the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 7, 2011

American Transmission Company LLC

Statements of Operations

For the Years Ended December 31, 2010, 2009 and 2008

(In Thousands)	2010	2009	2008
Operating Revenues
Transmission Service Revenue	$555,443	$520,364	$464,992
Other Operating Revenue	1,298	1,161	1,579

Total Operating Revenues	556,741	521,525	466,571

Operating Expenses
Operations and Maintenance	134,971	131,693	121,096
Depreciation and Amortization	95,898	85,099	75,834
Taxes Other than Income	17,051	12,485	11,134
Income Tax Expense of ATC LLC	1,497	1,039	896
Other Operating Expenses	1,703	—	—

Total Operating Expenses	251,120	230,316	208,960

Operating Income	305,621	291,209	257,611

Other Expense, Net	885	621	514

Earnings Before Interest and Members’ Income Taxes	304,736	290,588	257,097

Net Interest Expense	85,067	77,223	69,052

Earnings Before Members’ Income Taxes	$219,669	$213,365	$188,045

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Balance Sheets

As of December 31, 2010 and 2009

(In Thousands)	2010	2009
ASSETS
Property, Plant and Equipment
Transmission Plant	$3,462,294	$3,174,792
General Plant	80,604	91,833
Less- Accumulated Depreciation	(766,384)	(712,724)

	2,776,514	2,553,901
Construction Work in Progress	102,179	197,057

Net Property, Plant and Equipment	2,878,693	2,750,958

Current Assets
Cash and Cash Equivalents	279	176
Accounts Receivable	48,232	46,311
Prepaid Expenses	4,317	2,886
Current Portion of Regulatory Assets	4,734	—
Other Current Assets	2,294	1,748

Total Current Assets	59,856	51,121

Regulatory and Other Assets
Regulatory Assets	—	7,760
Other Assets	9,755	8,531

Total Regulatory and Other Assets	9,755	16,291

Total Assets	$2,948,304	$2,818,370

MEMBERS’ EQUITY AND LIABILITIES
Capitalization
Members’ Equity (see Note 3 for redemption provisions)	$1,259,967	$1,196,396
Long-term Debt (excluding current portion)	1,175,010	1,259,643

Total Capitalization	2,434,977	2,456,039

Current Liabilities
Accounts Payable	13,281	19,602
Accrued Interest	23,024	20,274
Other Accrued Liabilities	41,644	45,645
Current Portion of Regulatory Liabilities	10,889	1,502
Current Maturities of Long-term Debt, Net	309,934	—
Short-term Debt	28,842	197,537
Current Portion of Advances Under Interconnection Agreements	773	934

Total Current Liabilities	428,387	285,494

Regulatory and Other Long-term Liabilities
Regulatory Liabilities	71,322	59,734
Other Long-term Liabilities	13,618	17,103

Total Regulatory and Other Long-term Liabilities	84,940	76,837

Commitments and Contingencies (see Notes)	—	—

Total Members’ Equity and Liabilities	$2,948,304	$2,818,370

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Cash Flows

For the Years Ended December 31, 2010, 2009 and 2008

(In Thousands)	2010	2009	2008
Cash Flows from Operating Activities
Earnings Before Members’ Income Taxes	$219,669	$213,365	$188,045
Adjustments to Reconcile Earnings Before Members’ Income Taxes to Net
Cash Provided by Operating Activities-
Depreciation and Amortization	95,898	85,099	75,834
Bond Discount and Debt Issuance Cost Amortization	1,110	986	831
Provision for Deferred Income Taxes of ATC LLC, Net	1,021	545	504
Change in-
Accounts Receivable	(1,373)	(4,412)	(9,437)
Current Assets	(1,995)	129	(534)
Accounts Payable	837	(872)	(8,482)
Accrued Liabilities	7,270	(8,585)	14,409
Other, Net	7,505	(4,138)	2,842

Total Adjustments	110,273	68,752	75,967

Net Cash Provided by Operating Activities	329,942	282,117	264,012

Cash Flows from Investing Activities
Capital Expenditures for Property, Plant and Equipment	(225,782)	(401,671)	(364,736)
Insurance Proceeds Received for Damaged Property, Plant and Equipment	—	3,906	—
Proceeds from the Sale of Property, Plant and Equipment	—	—	5,125

Net Cash Used in Investing Activities	(225,782)	(397,765)	(359,611)

Cash Flows from Financing Activities
Distribution of Earnings to Members	(176,098)	(166,178)	(140,828)
Issuance of Membership Units for Cash	20,000	99,987	97,985
Return of Capital to Tax-exempt Members	—	—	(8,553)
Issuance (Repayment) of Short-term Debt, Net	(168,693)	74,476	17,710
Issuance of Long-term Debt, Net of Issuance Costs	222,209	149,014	208,675
Advances Received Under Interconnection Agreements	1,874	7,072	31,493
Repayments of Interconnection Agreements	(3,347)	(47,995)	(111,382)
Other, Net	(2)	(552)	388

Net Cash (Used in) Provided by Financing Activities	(104,057)	115,824	95,488

Net Change in Cash and Cash Equivalents	103	176	(111)

Cash and Cash Equivalents, Beginning of Period	176	—	111

Cash and Cash Equivalents, End of Period	$279	$176	$—

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members’ Equity

For the Years Ended December 31, 2010, 2009 and 2008

(In Thousands)

Members’ Equity as of December 31, 2007		$912,573

Membership Units Outstanding at December 31, 2007	60,769

Issuance of Membership Units		$97,985

Return of Capital to Tax-exempt Members		(8,553)

Earnings Before Members’ Income Taxes		188,045

Distribution of Earnings to Members		(140,828)

Members’ Equity as of December 31, 2008		$1,049,222

Membership Units Outstanding at December 31, 2008	68,089

Issuance of Membership Units		$99,987

Earnings Before Members’ Income Taxes		213,365

Distribution of Earnings to Members		(166,178)

Members’ Equity as of December 31, 2009		$1,196,396

Membership Units Outstanding at December 31, 2009	75,266

Issuance of Membership Units		$20,000

Earnings Before Members’ Income Taxes		219,669

Distribution of Earnings to Members		(176,098)

Members’ Equity as of December 31, 2010		$1,259,967

Membership Units Outstanding at December 31, 2010	76,656

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Notes to Financial Statements

December 31, 2010

(1)	Nature of Operations and Summary of Significant Accounting Policies

(a)	General

American Transmission Company LLC (“the Company”) was organized, as a limited liability company under the Wisconsin Limited Liability Company Act, as a single-purpose, for-profit electric transmission company. The Company’s purpose is to plan, construct, operate, own and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale electric energy market.

The Company owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. (“MISO”), in parts of Wisconsin, Illinois, Minnesota and the Upper Peninsula of Michigan. The Company is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

The Company’s five largest customers are also members and account for over 90% of the Company’s operating revenues. The rates for these transmission services are subject to review and approval by the FERC. In addition, several members provide operations, maintenance and construction services to the Company. The agreements under which these services are provided are subject to review and approval by the Public Service Commission of Wisconsin (“PSCW”). See note (8) for details of the various transactions between the Company and its members.

The Company evaluated potential subsequent events through February 7, 2011, which is the date these statements were available to be issued.

(b)	Corporate Manager

The Company is managed by a corporate manager, ATC Management Inc. (“Management Inc.”). The Company and Management Inc. have common ownership and operate as a single functional unit. Under the Company’s operating agreement, Management Inc. has complete discretion over the business of the Company and provides all management services to the Company at cost. The Company itself has no employees and no governance structure separate from Management Inc. The Company’s operating agreement establishes that all expenses of Management Inc. are the responsibility of the Company. These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee related expenses. All such expenses are recorded in the Company’s accounts as if they were direct expenses of the Company.

As of December 31, the following net payables to Management Inc. were included in the Company’s balance sheets (in thousands):

	2010	2009

Other Accrued Liabilities	$12,128	$15,791
Other Long-term Liabilities	2,339	6,777

Net Amount Payable to Management Inc.	$14,467	$22,568

Amounts included in other accrued liabilities are primarily payroll and benefit-related accruals. Amounts included in other long-term liabilities relate primarily to certain long-term compensation arrangements covering Management Inc. employees, as described in note (2), offset by a $12.0 million and $14.3 million receivable as of December 31, 2010 and 2009, respectively, for income taxes paid on Management Inc.’s behalf by the Company. The income taxes paid are due to temporary differences relating to the tax deductibility of certain employee-related costs. As these temporary differences reverse in future years, Management Inc. will receive cash tax benefits and will then repay the advances from the Company.

(c)	Revenue Recognition

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company’s facilities under the MISO Open Access Transmission, Energy and Operating Reserve Markets Tariff (“MISO Tariff”) regulated by the FERC. The Company charges for these services under FERC-approved rates. The MISO Tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services. The Company’s revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system. The Company does not take ownership of the electricity that it transmits.

The Company’s FERC-approved formula rate tariff for the revenue requirement determined under Attachment O of the MISO Tariff includes a true-up provision that meets the requirements of an alternative revenue program set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 980, “Regulated Operations” (“ASC 980”). Accordingly, revenue is recognized for services provided during the reporting period based on the revenue requirement formula in the tariff. Prior to the beginning of each calendar year, the Company prepares a forecast for the upcoming year of operating, maintenance, depreciation, tax expenses, projected rate base resulting from planned construction and other capital expenditures, as well as projected amounts to be received from MISO. From this forecast, the Company computes a projected network revenue requirement for the year. This network revenue requirement is billed and collected from network transmission customers throughout the first year. During the second year the Company recalculates the revenue requirement for the first year based on actual results. Any difference between the actual and projected revenue requirement for network customers is added to, or subtracted from, the network revenue requirement billed for the third year. Under the true-up mechanism, the Company is permitted to include any over or under-collected amounts in billings two fiscal years subsequent to the year in which the over or under-collection occurred; however, the Company may, at its discretion, accelerate refunds and include them in billings during the year following the year in which the over-collection occurred. The Company also has a FERC-approved true-up provision for MISO regional cost-sharing revenues, in which it refunds over-collections or receives under-collections during the second year after the year to which the revenue requirement relates. During 2010 and 2009, the Company refunded approximately $0.6 million and $16.4 million, respectively, to network customers and $0.9 million and $4.1 million, respectively, to regional customers related to prior years under these true-up provisions. During 2008, the Company collected $1.7 million from network customers related to prior years under these true-up provisions.

The Company records a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated.

(d)	Transmission and General Plant and Related Depreciation

Transmission Plant is recorded at the original cost of construction. Assets transferred to the Company primarily by its members, which include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives, have been recorded at their original cost in property, plant and equipment with the related reserves for accumulated depreciation also recorded.

The original cost of construction includes materials, construction overhead, outside contractor costs and, for projects on which construction began prior to January 1, 2004, an allowance for funds used during construction (See note 1(f)). Additions to, and significant replacements of, transmission assets are charged to property, plant and equipment at cost; replacement of minor items is charged to maintenance expense. The cost of transmission plant is charged to accumulated depreciation when an asset is retired.

The provision for depreciation of transmission assets is an integral part of the Company’s cost of service under FERC-approved rates. Depreciation rates include estimates for future removal costs and salvage value. Amounts collected in depreciation rates for future removal costs are included in regulatory liabilities in the balance sheet, as described in note 1(i). Removal costs incurred are charged against the regulatory liability. Depreciation expense, including a provision for removal costs, as a percentage of average transmission plant was 2.63%, 2.64%, and 2.66% in 2010, 2009 and 2008, respectively.

General plant, which includes buildings, office furniture and equipment, computer hardware and software, is recorded at cost. Depreciation is recorded at straight-line rates over the estimated useful lives of the assets, which range from five to 40 years.

(e)	Asset Retirement Obligations

Consistent with the ASC Topic 410, “Asset Retirement and Environmental Obligations” (“ASC 410”), the Company records a liability at fair value for a legal asset retirement obligation (“ARO”) in the period in which it is incurred. New ARO’s are measured as level 3 within the fair value hierarchy as defined in ASC Topic 810, “Fair Value Measurements and Disclosures.” When a new legal obligation is recorded, the costs of the liability are capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. In accordance with ASC 980, the Company recognizes regulatory assets or liabilities, as described in note 1(i), for the timing differences between when it recovers the ARO in rates and when it recognizes these costs under ASC 410. At the end of the asset’s useful life, the Company settles the obligation for its recorded amount and records the gain or loss in the appropriate regulatory account.

The Company has recognized ARO’s primarily related to asbestos and polychlorinated biphenyls (“PCB’s”) contained in its electrical equipment. ARO’s, which were $1.8 million at December 31, 2010, are recorded as other long-term liabilities on the balance sheet. The Company had no material changes in its ARO liability during 2010.

(f)	Allowance for Funds Used During Construction

Allowance for funds used during construction (“AFUDC”) represents the composite cost of the debt used to fund the construction of transmission assets and a return on members’ equity devoted to construction. The portion of the allowance that applies to borrowed funds is presented in the statements of operations as a reduction of interest expense; the return on members’ equity is presented as other income. Although the allowance does not represent current cash income, it is recovered under the ratemaking process over the service lives of the related assets. The Company did not capitalize AFUDC in 2010, 2009 and 2008.

Beginning January 1, 2004, the Company was allowed to include construction work in progress (“CWIP”) in its rate base and earn a current return on construction projects for which construction commenced after December 31, 2003, in lieu of capitalizing AFUDC to the projects. Accordingly, the Company has not accrued AFUDC on projects earning a current return, nor has it capitalized interest in accordance with ASC Topic 835, “Interest”. At December 31, 2010 and 2009, the Company had no CWIP accruing AFUDC. Amounts of CWIP earning a current return as a component of rate base were $92.3 million and $188.1 million as of December 31, 2010 and 2009, respectively. Additionally, amounts of CWIP related to generator interconnection agreements, which neither accrue AFUDC nor are included as a component of rate base (see note 1(g) below), were $5.5 million and $2.1 million at December 31, 2010 and 2009, respectively.

(g)	Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company’s network footprint. The Company will construct the facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

In cases in which the Company is contractually obligated to construct the interconnection facilities, the Company receives cash advances for construction costs from the generators. During construction, the Company includes actual costs incurred in CWIP and records liabilities for the cash advances from the generators, along with accruals for interest. The accruals for interest are capitalized, in lieu of AFUDC, and included in CWIP.

At December 31, 2010 and 2009, amounts included in CWIP related to generator interconnection agreements were $5.5 million and $2.1 million, respectively. Similarly, at December 31, 2010 and 2009, liabilities for generator advances, including accrued interest, totaled $7.1 million and $7.9 million, respectively. Of these amounts, $0.8 million and $0.9 million were included in current liabilities at December 31,

2010 and 2009, respectively, and $6.3 million and $7.0 million were included in other long-term liabilities at December 31, 2010 and 2009, respectively.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

The Company paid cash for the following items during 2010, 2009 and 2008 (in millions):

	2010	2009	2008

Interest	$80.9	$74.3	$68.5

Income Taxes of ATC LLC	$0.7	$0.3	$0.2

At December 31, 2010, 2009 and 2008, construction costs funded through accounts payable and accrued liabilities were $30.7 million, $37.0 million and $61.1 million, respectively. Accordingly, these non-cash investing activities are not reported in the statements of cash flows until the period in which the payables are paid.

(i)	Regulatory Accounting

The Company’s accounting policies conform to ASC 980. Accordingly, assets and liabilities that result from the regulated ratemaking process are recorded that would otherwise not be recorded under accounting principles generally accepted in the United States of America for non-regulated companies. Certain costs are recorded as regulatory assets as incurred and are recognized in the statements of operations at the time they are reflected in rates. Regulatory liabilities represent amounts that have been collected in current rates to recover costs that are expected to be incurred, or refunded to customers, in future periods.

In accordance with ASC Topic 715, “Compensation – Retirement Benefits” (“ASC 715”), the Company recognizes the over-funded or under-funded status of its postretirement benefit plan, measured as the amount by which its accumulated postretirement benefit obligation is less than or greater than the fair value of the assets that fund its plan. Since the Company expects to refund or recover these amounts in future rates, a regulatory liability or asset has been established for an amount equal to the ASC 715 asset or liability.

As of December 31, regulatory assets included the following amounts (in thousands):

	2010	2009

2009 Network Revenue to be Collected in 2011, Including Interest	$976	$973
2009 Regional Cost-sharing Revenue to be Collected in 2011, Including Interest	3,758	3,743
Recognition of Under-funded Postretirement Benefit Plan	—	3,044

Total Regulatory Assets	$4,734	$7,760

As of December 31, these amounts were classified in the balance sheet as follows (in thousands):

	2010	2009

Current Portion of Regulatory Assets	$4,734	$—
Regulatory Assets (long-term)	—	7,760

Total Regulatory Assets	$4,734	$7,760

The Company has recorded a regulatory liability for the cumulative difference between amounts recognized for ARO’s under ASC 410 and amounts recovered through depreciation rates related to these obligations. In addition, as described in note 1(d), the Company’s depreciation rates include an estimate for future asset removal costs which do not represent ARO’s. The cumulative amounts that have been collected for future asset removal costs are also reflected as regulatory liabilities.

As of December 31, regulatory liabilities included the following amounts (in thousands):

	2010	2009

2008 Regional Cost-sharing Revenue Refunded in 2010, Including Interest	$—	$854
2008 Network Revenue Refunded in 2010, Including Interest	—	648
2010 Regional Cost-sharing Revenue to be Refunded in 2012, Including Interest	5,226	—
2010 Network Revenue to be Refunded in 2011, Including Interest	10,889	—
Recognition of Over-funded Postretirement Benefit Plan	3,760	—
Non-ARO Removal Costs Recovered through Rates	61,194	58,405
Cumulative Difference between ARO Costs Recovered through Rates and ARO Recognition under ASC 410	1,142	1,329

Total Regulatory Liabilities	$82,211	$61,236

As of December 31, these amounts were classified in the balance sheet as follows (in thousands):

	2010	2009

Current Portion of Regulatory Liabilities	$10,889	$1,502
Regulatory Liabilities (long-term)	71,322	59,734

Total Regulatory Liabilities	$82,211	$61,236

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction and the status of any pending or potential deregulation legislation. If the likelihood of future recovery of any regulatory asset becomes less than probable, the affected assets would be written off in the period in which such determination is made.

(j)	Other Assets

As of December 31, other assets were comprised of the following (in thousands):

	2010	2009

Unamortized Debt Issuance Costs	$8,600	$6,619
Deferred Project Costs	772	1,434
Other	383	478

Total Other Assets	$9,755	$8,531

Deferred project costs are expenditures directly attributable to the construction of transmission assets. These costs are recorded as other assets in the balance sheet until all required regulatory approvals are obtained and construction begins, at which time the costs are transferred to CWIP. Beginning January 1, 2004, the Company was allowed to expense and recover in rates, in the year incurred, certain preliminary survey and investigation costs related to study and planning work performed in the early stages of construction projects. Other costs, such as advance equipment purchases and expenditures related to generator interconnection projects, continue to be deferred as described above. Approximately $5.2 million, $5.3 million and $4.0 million of preliminary survey and investigation costs were included in operations and maintenance expense for 2010, 2009 and 2008, respectively.

(k)	Impairment of Long-lived Assets

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable under ASC Topic 360, ”Property, Plant and Equipment”. Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying amounts. An impairment loss would be measured as the amount that an asset’s carrying amount exceeds its fair value. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(l)	Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Earnings before members’ income taxes reported in the statement of operations is the net income of the Company. Accordingly, these financial statements do not include a provision for federal income tax expense and only include a provision for income taxes for the state of Michigan, since limited liability companies like the Company are considered taxable entities under the Michigan Business Tax (“MBT”). The income tax expense reported in the statement of operations is derived in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”). As such, deferred income taxes have been recorded using current enacted tax rates for the differences between the tax basis of the Company’s assets and liabilities and the basis reported in the financial statements. See note 6 for further discussion of income taxes and the MBT.

(m)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as depreciable lives of property, plant and equipment, removal costs and salvage associated with asset retirements, tax provisions included in rates, actuarially-determined benefit costs and accruals for construction costs and operations and maintenance expenses. As additional information becomes available, or actual amounts are determined, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

(n)	New Accounting Pronouncements

In January 2010, the FASB issued ASC ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC 820-10-50 to include the following:

1)	Disclosure regarding the amounts of significant transfers between Level 1 measurements and Level 2 measurements in the fair value hierarchy and the reasons for such transfers

2)	Disclosure regarding the amounts of significant transfers into and out of Level 3 measurements in the fair value hierarchy and the reasons for such transfers

3)	A reconciliation of the beginning and ending balances, including separate disclosures for purchases, sales, issuance and settlements, for all Level 3 measurements in the fair value hierarchy

4)	Disclosure, for each class of assets or liabilities, of the valuation techniques applied and inputs used in determining significant observable (Level 2) and unobservable (Level 3) inputs

The changes to ASC 820-10-50 under ASU 2010-06 were effective for reporting periods beginning after December 15, 2009, with the exception of the Level 3 reconciliation provisions listed in number 3 above, which are effective for fiscal years beginning after December 15, 2010. The Company adopted all of these provisions except for the Level 3 reconciliation in the first quarter of 2010; the adoption of ASU 2010-06 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

(2)	Benefits

Management Inc. sponsors several benefit plans for its employees. These plans include certain postretirement medical, dental and life insurance benefits (“healthcare benefits”). The weighted average assumptions related to the postretirement healthcare benefits, as of the measurement date, are as follows:

	2010	2009	2008

Discount Rate	5.60%	6.07%	5.90%
Medical Cost Trend:
Initial Range	8.20%	8.60%	9.00%
Ultimate Range	5.00%	5.00%	5.00%
Long-term Rate of Return on Plan Assets	6.00%	6.00%	6.00%

The components of Management Inc.’s postretirement healthcare benefit costs for 2010, 2009 and 2008 are as follows (in thousands):

	2010	2009	2008

Service Cost	$1,559	$2,164	$1,260
Interest Cost	1,039	1,079	884
Amortization of Prior Service Cost	(131)	250	250
Amortization of Net Actuarial Loss (Gain)	63	142	(1)
Expected Return on Plan Assets	(1,024)	(827)	(711)

Net Periodic Postretirement Cost	$1,506	$2,808	$1,682

To recognize the funded status of its postretirement healthcare benefit plan in accordance with ASC 715, the Company recorded a long-term asset at December 31, 2010 of $3.4 million and a long-term liability at December 31, 2009 of $3.7 million. In addition, the Company had the following amounts not yet reflected in net periodic benefit cost and included in regulatory assets (liabilities) at December 31 (in thousands):

	2010	2009

Prior Service Cost (Credit)	$(5,292)	$688
Accumulated Loss	1,532	2,356

Regulatory Asset (Liability) for Amounts to be Included in Future Rates	$(3,760)	$3,044

Effective July 1, 2010, Management Inc. modified the cost sharing arrangement for its postretirement medical benefits. Employees age 55 with 10 years of service as of July 1, 2010 remained subject to the cost sharing structure of the original plan. All other employees became subject to a new cost sharing structure, which shifted a greater portion of the plan costs from the Company to plan members. This change reduced the Company’s accumulated postretirement benefit obligation and, in addition to higher-than-expected returns on plan assets during 2010, caused the Company’s postretirement healthcare benefit plans to be over-funded at December 31, 2010.

The assumed medical cost trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement healthcare benefit obligation for the Company’s medical and dental plans. A one percent change in the medical cost trend rates, holding all other assumptions constant, would have the following effects for 2010 (in thousands):

	One Percent Increase	One Percent Decrease
Effect on Total of Service and Interest Cost Components	$789	$(591)
Effect on Postretirement Benefit Obligation at the End of Year	$3,277	$(2,546)

In 2011, the Company will recognize a $569 thousand prior service credit in its net periodic postretirement healthcare benefit cost.

A reconciliation of the funded status of the Company’s postretirement healthcare benefit plan to the amounts recognized on the Company’s balance sheet as of December 31 is as follows (in thousands):

	2010	2009

Change in Projected Benefit Obligation:
Accumulated Postretirement Benefit Obligation at January 1	$18,939	$18,368
Amendments	(6,111)	—
Service Cost	1,559	2,164
Interest Cost	1,039	1,079
Benefits Paid	(214)	(81)
Actuarial Losses (Gains)	633	(2,591)

Benefit Obligation at December 31	$15,845	$18,939

Change in Plan Assets:
Fair Value of Plan Assets at January 1	$15,287	$9,587
Employer Contributions	1,695	2,720
Actual Return on Plan Assets (Net of Expenses)	2,418	3,053
Net Benefits Paid	(200)	(73)

Fair Value at December 31	$19,200	$15,287

Funded Status at December 31	$3,355	$(3,652)

The Company does not anticipate contributing to the plan for postretirement healthcare benefit obligations during 2011.

The Company anticipates net retiree benefit payments for the next ten years to be as follows (in thousands):

2011	$211
2012	245
2013	326
2014	414
2015	484
2016-2020	3,284

Total	$4,964

To fund postretirement healthcare benefit obligations, the Company contributed to the VEBA and 401(h) trusts in 2010 and 2009. The trusts are discretionary trusts with a long-term investment objective to preserve and, if possible, enhance the post-inflation value of the trusts’ assets, subject to cash flow requirements, while maintaining an acceptable level of volatility.

The composition of the fair value of total plan assets held in the trusts as of December 31, along with targeted allocation percentages for each major category of plan assets in the trusts, are as follows:

	2010	2009	Target	Range

U.S. Equities	51%	50%	50%	+/- 5%
Non-U.S. Equities	15%	18%	15%	+/- 4%
Fixed Income	34%	32%	35%	+/- 5%

	100%	100%	100%

The Company appoints a trustee to maintain investment discretion over trust assets. The trustee is responsible for holding and investing plan assets in accordance with the terms of the Company’s trust agreement, including investing within the targeted allocation percentages. The asset classes designated above and described below serve as guides for the selection of individual investment vehicles by the trustee:

•

U.S. Equities – Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the U.S. stock market with the Wilshire 5000 Index (or a comparable broad U.S. stock index) as the investment benchmark.

•

Non-U.S. Equities – Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the non-U.S. stock markets with the Morgan Stanley Capital Index All Country World ex-U.S Index (or a comparable broad non-U.S. stock index) as the investment benchmark.

•

Fixed Income – Strategy of achieving total return from current income and capital appreciation by investing in a diversified portfolio of fixed income securities with the Barclays Capital Aggregate Index (or a comparable broad bond index) as the investment benchmark.

It is understood that the objective of the investment vehicles is to minimize risk of large losses by effective diversification. The investment vehicles will attempt to rank better than the median vehicle in their respective peer group. It is also understood that these investments are intended to be viewed over the long term. The

Company acknowledges that during the short-term there will be fluctuations in rates of return characteristic to the securities markets.

The Company measures its plan assets at fair value according to the hierarchy set forth in ASC 715. The three levels of the fair value hierarchy under ASC 715 are:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company’s postretirement healthcare plans have the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value at December 31, 2010 and 2009:

•	Money Market Fund: Valued at cost plus accrued interest, which approximates the fair value of the net asset value of the shares held by the Plan at year end.

•	Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

The following table contains, by level within the fair value hierarchy, the Company’s post-retirement healthcare account investments at fair value as of December 31 (in thousands):

2010	Level 1	Level 2	Level 3	Total

U.S. Equity Mutual Funds	$9,824	$—	$—	$9,824
Non-U.S. Equity Mutual Fund	2,959	—	—	2,959
Fixed Income Mutual Funds	6,241	—	—	6,241
Money Market Fund	—	176	—	176

Total	$19,024	$176	$—	$19,200

2009	Level 1	Level 2	Level 3	Total

U.S. Equity Mutual Funds	$7,668	$—	$—	$7,668
Non-U.S. Equity Mutual Fund	2,698	—	—	2,698
Fixed Income Mutual Funds	4,138	—	—	4,138
Money Market Fund	—	783	—	783

Total	$14,504	$783	$—	$15,287

During 2010 and 2009, the Company had no transfers between Level 1 and Level 2 measurements and no transfers into or out of Level 3 measurements. Measurements for the Company’s level 2 inputs are based on inputs other than quoted prices that are observable for these assets.

Management Inc. sponsors a defined contribution money-purchase pension plan, in which substantially all employees participate, and makes contributions to the plan for each participant based on several factors. Contributions made by Management Inc. to the plan and charged to expense totaled $2.6 million, $2.5 million and $2.3 million in 2010, 2009 and 2008, respectively.

Certain management employees who agreed to leave their prior employers and become employees of Management Inc. receive pension benefits from Management Inc. that are at least equal to the benefits the employees would have received under the pension plans of their prior employers. The Company accounts for the benefits as individual deferred compensation arrangements under ASC Topic 710, “Compensation – General”. As of December 31, 2010 and 2009, $4.4 million and $4.5 million, respectively, were included in other long-term liabilities related to this plan. The Company has not funded these arrangements.

Management Inc. also provides a deferred compensation plan for certain employees. The plan allows for the elective deferral of a portion of an employee’s base salary and incentive compensation and also contains a supplemental retirement and 401(k) component. Deferred amounts are taxable to the employee when paid, but the Company recognizes compensation expense in the period earned. As of December 31, 2010 and 2009, $11.8 million and $10.4 million, respectively, were included in other long-term liabilities related to this deferred compensation plan. Amounts charged to expense, including interest accruals, were $1.7 million in 2010 and $1.4 million in both 2009 and 2008.

(3)	Members’ Equity

The Company’s members include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives.

On February 20, 2008, the Company’s voting members unanimously approved an amendment to the Company’s operating agreement (“the Amendment”) which changed certain earnings and income tax allocation provisions. The purpose of the Amendment was to allocate income tax expense recovered by the Company in its FERC formula rates to those members that will ultimately pay such income taxes; previously a portion of income tax recovered was allocated to tax-exempt members. Also as a result of the Amendment, the Company made an $8.6 million return of capital distribution to its tax-exempt members during the fourth quarter of 2008.

Distribution of earnings to members is at the discretion of Management Inc. The operating agreement of the Company established a target for distribution of 80% of annual earnings before members’ income taxes. During 2010, 2009 and 2008, the Company distributed $176.1 million, $166.2 million and $140.8 million, respectively, of its earnings to its members. On January 25, 2011, the board of directors of Management Inc. approved a distribution for the fourth quarter of 2010, in the amount of $44.4 million, that was paid on January 31, 2011, bringing the total distributions for 2010 to 80% of earnings before members’ income taxes.

Each of the Company’s members has the right to require the Company to redeem all or a portion of its membership interests, so long as such interests have been outstanding for at least twelve months. However, the Company is not required to effect the redemption by non-managing members if Management Inc., in its sole discretion as the corporate manager, elects to purchase, in lieu of redemption, such membership interests for either a specified amount of cash or a specified number of shares of its common stock. After such purchase, Management Inc. shall be deemed the owner of such membership interests.

Management Inc. has issued shares of its Class A common stock to each of the Company’s members or their affiliates in proportion to their ownership interests in the Company. Prior to December 29, 2010, each of the Company’s five founding members owned one share of Class B voting common stock of Management Inc. As of December 29, 2010, however, the Class B voting common stock converted to Class A common stock and the Class A common stock became voting stock. As a result, voting shares are now in proportion to member ownership interests in the Company and the holders of Class A common stock now have the right to elect directors of the corporate manager.

(4)	Debt

(a)	Credit Facilities

The Company’s $240 million, five-year revolving credit facility, which had a termination date of May 31, 2011, was refinanced on January 31, 2011. The new revolving credit facility is $300 million and has a three-year term which expires on January 31, 2014. The facility provides back-up liquidity to its commercial paper program. While the Company does not intend to borrow under the revolving credit facility, interest rates on outstanding borrowings under the facility would be based on a floating rate plus a margin. The applicable margin, which is based on the Company’s debt rating of A1/A+ or equivalent, ranges from 0.67% to 1.325%.

The revolving credit facility in effect at December 31, 2010 contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt, maintenance of a targeted debt to capitalization ratio and certain financial reporting requirements. The revolving credit facility provides for certain customary events of default, none of which occurred during the periods covered by these financial statements.

The Company had no outstanding balance under its credit facility as of December 31, 2010 or 2009.

(b)	Commercial Paper

The Company currently has a $275 million unsecured, private placement, commercial paper program. Investors are limited to qualified institutional buyers and institutional accredited investors. Maturities may be up to 364 days from date of issue with proceeds to be used for working capital and other capital expenditures. Pricing is par less a discount or, if interest bearing, at par. The Company had $28.8 million of commercial paper outstanding as of December 31, 2010 at an average rate of 0.30% and $197.5 million of commercial paper outstanding as of December 31, 2009 at an average rate of 0.33%. As defined by the commercial paper program, no customary events of default took place during the periods covered by the accompanying financial statements. The Company intends to increase the commercial paper program to $300 million subsequent to the closing of the credit facility transaction discussed above.

(c)	Long-term Debt

The following table summarizes the Company’s long-term debt commitments as of December 31 (in thousands):

	2010	2009

Senior Notes at stated rate of 7.125%, due March 15, 2011	$300,000	$300,000
Unamortized Discount	(66)	(367)

	299,934	299,633
Senior Notes at stated rate of 7.02%, due August 31, 2032	50,000	50,000
Senior Notes at stated rate of 6.79%, due on dates ranging from August 31, 2024 to August 31, 2043	100,000	100,000
Senior Notes at stated rate of 4.992%, due April 15, 2015	100,000	100,000
Senior Notes at stated rate of 5.59%, due December 1, 2035	100,000	100,000
Senior Notes at stated rate of 5.91%, due August 1, 2037	250,000	250,000
Senior Notes at stated rate of 5.58%, due April 30, 2018	200,000	200,000
Senior Notes at stated rate of 5.40%, due May 15, 2019	150,000	150,000
Senior Notes at stated rate of 4.59%, due February 1, 2022	100,000	—
Senior Notes at stated rate of 5.72%, due April 1, 2040	50,000	—
Senior Notes at stated rate of 4.17%, due March 14, 2026	75,000	—
Business Note at stated rate of 5.75%, due May 1, 2011	10,000	10,000
Other Long-term Notes Payable	10	10

Total Long-term Debt	1,484,944	1,259,643
Less: Current Maturities	(309,934)	—

Net Long-term Debt	$1,175,010	$1,259,643

The senior notes rank equivalent in right of payment with all of the Company’s existing and future unsubordinated, unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company.

The senior notes contain restrictive covenants, which include restrictions on liens, certain mergers and sales of assets and certain financial reporting requirements. The senior notes also provide for certain customary events of default, none of which occurred during the periods covered by the accompanying financial statements.

Future maturities of the Company’s senior and business notes are as follows (in millions):

2011	$309.9
2012	—
2013	—
2014	—
2015	100.0
Thereafter	1,075.0

$1,484.9

The senior notes contain an optional redemption provision whereby the Company is required to make the note holders whole on any redemption prior to maturity. The notes may be redeemed at any time, at the Company’s discretion, at a redemption price equal to the greater of one hundred percent of the principal amount of the notes plus any accrued interest or the present value of the remaining scheduled payments of principal and interest from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis at the then existing treasury rate plus 30 to 50 basis points, plus any accrued interest.

During December 2010, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $75 million of 15-year, unsecured 4.17% senior notes, $75 million of 15-year, unsecured 4.27% senior notes and $150 million of 30-year, unsecured 5.17% senior notes. The closing and funding of the $75 million 4.17% issuance occurred on December 15, 2010 and the funding of the remaining issuances is expected to occur on March 14, 2011. The notes pay interest semi-annually on March 15 and September 15. The 15-year notes will mature on March 14, 2026 and the $150 million note will mature on March 14, 2041. The Company intends to use the proceeds of this issuance to pay off long-term debt maturing in 2011.

During December 2009, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $100 million of 12-year, unsecured 4.59% senior notes and $50 million of 30-year unsecured 5.72% senior notes. The closing and funding of the $100 million issuance occurred on February 1, 2010 and the closing and funding of the $50 million issuance occurred on April 1, 2010. The $100 million note issuance will pay interest semi-annually on February 1 and August 1 and will mature on February 1, 2022, and the $50 million note issuance will pay interest semi-annually on April 1 and October 1 and will mature on April 1, 2040.

During February 2009, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $150 million of 10-year, unsecured 5.40% senior notes. The closing and initial funding of $115 million occurred on March 16, 2009. The second funding of $35 million took place on May 15, 2009. The notes pay interest semi-annually on May 15 and November 15 and will mature on May 15, 2019.

(5)	Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments included in current assets and current liabilities approximates fair value due to the short maturity of such financial instruments. The fair value of the Company’s long-term debt is estimated based upon quoted market values for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company’s credit ratings.

The carrying amount and estimated fair value of the Company’s long-term debt at December 31, including current maturities, are as follows (in millions):

	2010	2009

Carrying amount	$1,484.9	$1,259.6

Estimated fair value	$1,599.9	$1,318.9

(6)	Income Taxes

As mentioned in note 1(l), the Company is considered a taxable entity under the MBT. As such, the Company, and not its members, is subject to the MBT. The main provision of the MBT imposes a two-part tax on business income. The tax is accounted for as an income tax under the provisions of ASC 740. The key features of the MBT include a business income tax and a modified gross receipts tax, with exclusions for certain activities. During 2010, 2009 and 2008, the Company’s financial statements included a provision of $1.5 million, $1.0 million and $0.9 million, respectively, for the MBT. The MBT is also recovered as a component of the Company’s revenue requirement.

As of December 31, the Company had the following deferred tax amounts recorded in other long-term liabilities in its statement of financial position (in thousands):

	2010	2009

Deferred Tax Liabilities	$5,105	$4,085
Deferred Tax Assets	(3,035)	(3,036)

Net Deferred Tax Liabilities	$2,070	$1,049

The Company is allowed to recover in rates, as a component of its cost of service, its income taxes, as well as the amount of income taxes that are the responsibility of its members. Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses and amortization of the excess deferred tax reserves and deferred investment tax credits associated with assets transferred to the Company by its members in its regulatory financial reports and rate filings. For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred income taxes, including excess deferred income tax reserves. Such amounts were approximately $287.9 million, $201.1 million and $151.5 million in 2010, 2009 and 2008, respectively, and are primarily related to accelerated tax depreciation and other plant-related differences. 2010, 2009 and 2008 revenues include recovery of $87.8 million, $83.4 million and $72.5 million, respectively, of income tax expense.

On September 27, 2010, President Obama signed the Small Business Jobs Act of 2010, which extended 2009 50% bonus deprecation to asset additions made during 2010. On December 17, 2010, President Obama signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (“2010 Tax Relief Act”)

into law. The 2010 Tax Relief Act increased bonus depreciation from 50% to 100% on assets placed in service after September 8, 2010 and before January 1, 2012.

ASC 740 provides guidance on recognition thresholds and measurement of a tax position taken or expected to be taken in a tax return, including whether an entity is taxable in a particular jurisdiction. This guidance applies to all entities, including pass-through entities such as the Company. The Company does not consider any of its tax positions to be uncertain, including the Company’s position that it qualifies as a pass-through entity in the federal and Wisconsin tax jurisdictions. Additionally, the Company had no unrecognized tax benefits and was assessed no interest or penalties during 2010, 2009 or 2008. The Company is no longer subject to examination by the Internal Revenue Service or any state jurisdiction for tax years prior to 2005. In the event the Company would be assessed interest or penalties by a taxing authority related to income taxes, interest would be recorded in interest expense and penalties would be recorded in other expense in the statement of operations.

Under an existing Federal program, many entities including the Company received tax-free reimbursements under the Medicare Part D retiree drug subsidy (“RDS”) program to encourage them to provide retiree prescription drug coverage. The tax advantage of the reimbursements under the RDS program has been eliminated by the Patient Protection and Affordable Care Act (H.R. 3590) including modifications included in the Health Care and Education Reconciling Act of 2010 (“the Act”) passed by Congress on March 25, 2010 and signed into law by President Obama on March 30, 2010. Although the elimination of this tax advantage does not take effect until 2013 under the Act, the Company is required to recognize the full accounting impact in its financial statements in the period in which the Act was signed. Management Inc. allocates the tax benefit or expense of permanent differences such as the Medicare Part D subsidy to the Company in the form of a higher or lower management fee. Because Management Inc. has already recognized future retiree healthcare liabilities and related tax impacts in its financial statements, the change in the tax treatment under the Act will result in a reduction of the value of Management Inc.’s deferred tax asset related to the RDS program. The reduction in value of the deferred tax asset was passed through to the Company in the form of an increased management fee. As a result, the Company recorded a one-time non-cash charge of approximately $1.5 million in taxes other than income in the income statement in the first quarter of 2010, which the Company expects to recover through its revenue requirement. Cash impacts of this charge will be realized over many years starting in 2013. The Company is still analyzing other impacts of the legislation.

(7)	Commitments and Contingencies

(a)	Operating Leases

The Company leases office space and certain transmission-related equipment under non-cancelable operating leases. Amounts incurred during 2010, 2009 and 2008 totaled approximately $7.0 million, $6.2 million and $3.8 million, respectively.

Future minimum lease payments, which will be expensed as incurred, under non-cancelable operating leases are as follows for the years ending December 31 (in millions):

2011	$6.1
2012	5.7
2013	5.7
2014	5.7
2015	5.7
Thereafter	58.8

$87.7

(b)	Smart Grid Agreements

The American Recovery and Reinvestment Act of 2009 (“ARRA”) provides for Federal government grants to facilitate investment in certain new and existing transmission system projects, including investments in smart grid technologies in the United States. On August 6, 2009, the Company filed three smart grid grant applications with the U.S. Department of Energy (“DOE”) to receive investment grant funding for certain smart grid projects for up to 50% of the cost of such projects. On October 27, 2009, the DOE notified the Company that two of its grant applications had been selected. On April 20, 2010, the Company entered into two agreements with the DOE, accepting investment grants totaling $12.7 million to invest in smart grid technologies to be incorporated into the Company’s transmission system. Any funds the Company receives from the DOE under the grant award agreements will reduce the amount of investment in such projects upon which the Company will earn a return. The Company has begun billing the DOE and receiving payments under these agreements. The amounts the Company has received from these billings are not material.

(c)	MISO Revenue Distribution

Periodically, the Company receives adjustments to revenues that were allocated to it by the Midwest Independent System Operator, Inc. (“MISO”) in prior periods. Some of these adjustments may result from disputes filed by transmission customers. The Company does not expect any such adjustments to have a significant impact on its financial position, results of operations or cash flows since adjustments of this nature are typically offset by its true-up provision in the revenue requirement formula.

(d)	Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company’s network footprint. The Company will construct the facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

The current estimate of the Company’s commitments under these agreements, if the generation plants become operational, is approximately $28.1 million at completion, with the expected completion dates ranging from 2011 to 2013. In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests. Whether such additions or upgrades to the Company’s transmission system are required depends on the state of the transmission system at the time the transmission service is requested. Under these agreements, the Company reimbursed, inclusive of interest, $3.3 million, $48.0 million and $111.4 million to generators during 2010, 2009 and 2008, respectively. The Company expects to reimburse $0.9 million to generators in 2011 under such agreements.

(e)	Potential Adverse Legal Proceedings

The Company has been, and will likely in the future become, party to lawsuits, potentially including suits that may involve claims for which it may not have sufficient insurance coverage. The Company’s liability is limited by FERC-approved provisions of the MISO Tariff that limit potential damages to direct damages caused by the Company’s gross negligence or intentional misconduct.

(f)	Environmental Matters

There is increased awareness of the potential effect of greenhouse gas emissions on global climate change and, as a result, legislation is periodically being introduced in Congress and state legislatures and litigation is being initiated based on the potential effects of greenhouse gas emissions. Certain substation equipment on the Company’s transmission system contains a greenhouse gas called sulfur hexafluoride (“SF6”), the use of which is standard in electrical circuit breakers and buses in the utility industry. On December 7, 2009, the EPA made an endangerment finding which stated that the atmospheric concentrations of certain greenhouse gases, including SF6, endanger the public health and welfare within the meaning of section 202(a) of the Clean Air Act. The endangerment finding, along with any legislation successfully passed, may result in future regulation of the Company’s usage of SF6. At this time, the Company is not subject to the provisions of the Clean Air Act’s Prevention of Significant Deterioration and Title V Operating Permit programs due to the EPA’s June 3, 2010 Final Rule entitled “Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule.” However, the Company is subject to new requirements on the mandatory reporting of greenhouse gases per a final EPA rule that became effective on December 31, 2010. The potential impact of such regulation on its financial position, results from operations or cash flows is not presently known; however, the Company would seek recovery of the cost of compliance with any such measures through its rate formula.

In December 2008, the Company reported to the U.S. Environmental Protection Agency (“EPA”) known non-compliance matters and potential violations involving PCB storage and disposal regulations under the federal Toxic Substances Control Act. None of these potential violations resulted in a discharge of PCB’s into the environment. The Company identified the potential violations during a review conducted pursuant to its internal policies and the potential violations were reported in accordance with the EPA’s Audit Policy. The Company signed a negotiated Corporate Audit Agreement with the EPA and conducted an audit pursuant to that agreement. The audit is now complete and there were no significant findings. The final audit report was submitted to the EPA in December 2009. In response to the audit report, the EPA requested additional information to assist them in their review, which the Company provided in early June 2010. On January 20, 2011, the EPA notified the Company that, based on the information the Company provided, the Company’s self-disclosure met all of the criteria for penalty reduction under the EPA’s Audit Policy. The EPA also concluded that ATC did not obtain a significant economic benefit from its non-compliance and, therefore, the EPA did not seek to recover the economic benefit, if any, from ATC. As a result, the EPA did not assess a penalty in this matter and now considers this matter to be closed.

In the future, the Company may become party to proceedings pursuant to federal and/or state laws or regulations related to the discharge of materials into the environment. Such proceedings may involve property the Company acquired from the contributing utilities. Pursuant to the asset purchase agreements executed with the contributing utilities beginning January 1, 2001, the contributing utilities will indemnify the Company for twenty-five years from such date for any environmental liability resulting from the previous ownership of the property.

(8)	Related Party Transactions

(a)	Membership Interests

To maintain its targeted debt to capitalization ratio, the Company expects to receive a total of $30 million in voluntary additional capital calls during 2011, including $10 million it received in January 2011. The Company also received a total of $20 million through voluntary additional capital calls in 2010 and $100 million through capital calls in 2009. The participating members received additional membership units at the current book value per unit at the time of each contribution. Contributions from capital calls are recognized when received.

(b)	Operations & Maintenance and Transitional Services Agreements

Since inception, the Company has operated under Transitional Services and Operation and Maintenance Agreements whereby contributing utilities, municipalities and cooperatives provided certain administrative, operational, maintenance and construction services to the Company at a fully-allocated cost. By an order dated August 21, 2009 the PSCW ordered that work under the Transitional Services Agreements be completed and that the Company should not continue to use such agreements. In the same order, the PSCW approved Project Services Agreements and Common Facilities Agreements, for a two-year pilot period, whereby the Company and certain of its affiliates may perform engineering and construction services for each other, subject to the restrictions and reporting requirements specified in the order. The PSCW also directed the Company to review its Operations and Maintenance Agreements to ensure that there was no conflict between those agreements and the Project Services and Common Facilities Agreements. To prevent cross-subsidization between affiliated interests, the PSCW ordered that services be performed at a fully-allocated cost of the party providing services. The Company believes that the costs it must incur to procure engineering, construction, operation and maintenance services will be recoverable in future rates.

Several of the original operation and maintenance agreements continue in effect. These original agreements automatically renew on a year-to-year basis unless terminated by either party. Some new agreements have been executed with contributing and non-contributing entities and some agreements require the Company to utilize a specified percentage of the services performed in a previous representative year as a minimum level of service. To date, the amounts utilized have exceeded the minimum in each year.

The Company was billed approximately $44.7 million, $48.6 million and $49.1 million in 2010, 2009 and 2008, respectively, under these agreements. Accounts payable and other accrued liabilities at December 31, 2010 and 2009 include amounts payable to these companies of $3.2 million and $3.0 million, respectively.

(c)	Transmission Service

Revenues from Wisconsin Electric Power Company, Wisconsin Power and Light Company, Wisconsin Public Service Corporation, Madison Gas and Electric Company and WPPI Energy ranged from 85% to 95% of the Company’s transmission service revenue for the years ended December 31, 2010, 2009 and 2008.

(d)	Agreement with Alliant Energy

The Company has an agreement with Alliant Energy (“Alliant”) under which it provides control center and operation services for Alliant’s 34.5 kV distribution system in the state of Wisconsin. The agreement automatically renews every two years unless terminated by either party. Amounts the Company has received from Alliant for these services are not material to the financial statements.

(e)	Marshfield Lease

In July 2008, the Company entered into an agreement with the City of Marshfield, acting by and through its Utility Commission (“Marshfield”), to lease transmission capacity and provide services for Marshfield’s transmission facilities (“the Facilities”) under Marshfield’s direction, approval and/or control. The Company paid Marshfield a sum based on the reasonable costs associated with ownership of the Facilities. During 2009 and 2008, the Company paid Marshfield approximately $60 thousand per month, plus reasonable operating expenses. In October 2009, the Company entered into an agreement to acquire all of the transmission assets owned by Marshfield. The Asset Acquisition Agreement (“Agreement”) was approved by both the PSCW and the FERC in February 2010. Under the provisions of the Agreement, the Company purchased, in two transactions, $6.4 million of assets from Marshfield that were previously included in the lease. The first transaction, which took place on March 19, 2010, involved payment of approximately $0.6 million; the second transaction took place on December 16, 2010 and involved the remaining amount. During 2010, the Company paid Marshfield approximately $53 thousand per month, plus reasonable operating expenses, until it concluded the purchase of all of Marshfield’s transmission assets included in the lease on December 16, 2010.

(f)	Management Inc.

As discussed in note 1(b), Management Inc. manages the Company. Management Inc. charged the Company approximately $77.4 million, $80.8 million and $77.3 million in 2010, 2009 and 2008, respectively, primarily for employee related expenses. These amounts were charged to the applicable operating expense accounts, or capitalized as CWIP or other assets, as appropriate. The amounts are recorded in the Company’s accounts in the same categories in which the amounts would have been recorded had the Company incurred the costs directly.

(g)	Interconnection Agreements

As discussed in notes 1(g) and 7(d), the Company has interconnection agreements related to the capital improvements required to connect new generation equipment to the grid. Some of these agreements are with members or affiliates of members of the Company. At December 31, 2010 and 2009, liabilities included $4.1 million and $2.7 million, respectively, of amounts received related to these agreements from entities that are also members of the Company. The Company expects to reimburse $0.9 million to such members in 2011.

(9)	Quarterly Financial Information (unaudited)

(In Thousands)	Three Months Ended

	2010
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$138,491	$138,666	$136,889	$142,695	$556,741
Operating Expenses	62,798	62,907	60,214	65,201	251,120

Operating Income	75,693	75,759	76,675	77,494	305,621

Other Expense, Net	212	237	127	309	885
Interest Expense, Net	20,364	21,467	21,530	21,706	85,067

Earnings Before Members’ Income Taxes	$55,117	$54,055	$55,018	$55,479	$219,669

	2009
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$126,232	$129,016	$132,288	$133,989	$521,525
Operating Expenses	56,955	56,617	58,743	58,001	230,316

Operating Income	69,277	72,399	73,545	75,988	291,209

Other Expense, Net	63	66	147	345	621
Interest Expense, Net	18,265	19,653	19,595	19,710	77,223

Earnings Before Members’ Income Taxes	$50,949	$52,680	$53,803	$55,933	$213,365

Because of seasonal factors impacting the Company’s business, particularly the maintenance and construction programs, quarterly results are not necessarily comparable. In general, due to the Company’s rate formula, revenues and operating income will increase throughout the year as the Company’s rate base increases through expenditures for CWIP.